UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2015

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the first quarter 2015 results of Statoil ASA.

2015 FIRST QUARTER RESULTS

Despite challenging oil and gas prices in the quarter, Statoil delivered Adjusted earnings of NOK 22.9 billion and NOK 7.0 billion after tax. Statoil reports a negative IFRS Net income of NOK 35.4 billion due to impairments.

“Statoil’s first quarter reported figures are significantly impacted by impairment charges. Our adjusted earnings and cash flows were affected by the reduced price levels. We continue to deliver strong underlying operational performance and solid results from marketing and trading. The free cash flows after dividend were positive in the first quarter”, says president and CEO of Statoil ASA, Eldar Sætre.

Adjusted earnings for the first quarter of 2015 were NOK 22.9 billion compared to NOK 46.0 billion in the first quarter of 2014. The reduction was mainly a result of the significant drop in the liquids prices, lower European gas prices and increased depreciation and operating costs. The increase in depreciation and operating cost was largely a result of starting and ramping up production, and was impacted by the strong USD/NOK exchange rate. Adjusted earnings after tax were NOK 7.0 billion, compared to NOK 15.8 billion in the same period last year.

Statoil’s net operating income in the first quarter of 2015 was negatively impacted by significant accounting charges related to asset impairments of NOK 46.1 billion, most of which are related to the US onshore unconventional assets. The impairments were a result of a revision of Statoil’s long term economic planning assumptions.

“We take a more cautious view due to the uncertainty in the commodity markets. It is important to maintain a solid foundation for our decisions. The underlying quality of the assets and the operational performance remains unchanged”, says Sætre.

Statoil’s equity production in the first quarter was 2,056 mboe per day, compared to 1,978 mboe per day in the same period in 2014. The production increase was a result of start-up and ramp-up of production on various fields as well as higher gas sales from the Norwegian continental shelf (NCS) compared to the first quarter of 2014. The equity production outside of Norway was 759 mboe per day.

“We continue to see progress from our cost and capital efficiency programmes and our systematic effort to improve safety continues. I am pleased to see reduced field and modification costs on the NCS, reduced international operating expenses per barrel measured in dollar, in addition to improved drilling and well performance. Our financial position remains robust. The board of directors has decided to pay NOK 1.80 per share in dividend for the quarter,” says Sætre.

In the first three months of 2015 Statoil reported cash flows from operations of NOK 29.1 billion compared to NOK 55.0 billion in the first quarter of 2014. The decrease was a result of falling prices, partially offset by lower taxes paid in the first quarter of 2015. The free cash flows, after investments, proceeds from transactions and dividend payments were positive in the first quarter of 2015. At the end of the quarter, Statoil’s adjusted net debt to capital employed increased to 24 % impacted by impairments as well as currency changes.

Statoil’s success on exploration activities continues to perform in the first quarter of 2015, and has resulted in four discoveries. Discoveries in Tanzania, the Gulf of Mexico as well as in Norway underline Statoil’s position as a global top explorer. The adjusted exploration expenses amounted to NOK 2.7 billion, down from NOK 3.3 billion in the first quarter of 2014 as a higher portion of current exploration expenditures was capitalised in the first quarter this year.

The serious incident frequency (SIF) was 0.7 in the first quarter of 2015 compared to 0.6 in the first quarter of 2014.

The Statoil share will trade ex-dividend on Oslo Stock Exchange (Norway) 14 August 2015.

	Quarters			Change
	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

IFRS Net operating income (NOK billion)	(25.6)	9.0	51.4	>(100%)
Adjusted earnings (NOK billion) [5]	22.9	26.9	46.0	(50%)
IFRS Net income (NOK billion)	(35.4)	(8.9)	23.7	>(100%)
Adjusted earnings after tax (NOK billion) [5]	7.0	4.3	15.8	(56%)
Total equity liquids and gas production (mboe per day) [4]	2,056	2,103	1,978	4%
Group average liquids price (NOK/bbl) [1]	364.5	458.9	604.4	(40%)

Statoil 1st quarter 2015     2

Key events since fourth quarter 2014:

•          Progressing Johan Sverdrup: Plan for Development and Operation (PDO) was submitted to the authorities in February, and contracts for more than NOK 16 billion were awarded in the quarter.

•          New projects on stream: The Valemon field came on stream and production commenced from Oseberg Delta 2 in the North Sea.

•          Developing new projects: Statoil together with its partner submitted development plan for the Peregrino Phase II.

•          Optimising projects: The partners in the Johan Castberg and Snorre 2040 licences decided to spend more time to mature the projects.

•          Top tier exploration results: A small oil discovery and a gas discovery on the NCS and the eighth discovery in Block 2 offshore Tanzania. In April Statoil announced an oil discovery in the Yeti prospect in the Gulf of Mexico (GoM).

•          Debt capital market transactions: EUR 3.75 billion secured in February.

•          Changes to the board of directors: Grace Reksten Skaugen and Catherine Hughes have resigned from the board of directors, and Rebekka Glasser Herlofsen was elected as new shareholder representative.

Statoil 1st quarter 2015     3

FIRST QUARTER 2015 GROUP REVIEW

The quarterly results were influenced by lower prices and foreign exchange movements. Lower liquids and gas prices impacted adjusted earnings and impairment charges contributed to the negative net operating income. Strong results from the Marketing, Processing and Renewable Energy segment, combined with increased production partially offset the decrease.

Total equity liquids and gas production [4]  was 2,056 mboe per day, up 4% from 1,978 mboe per day in the first  quarter of 2014. The increase was mainly due to start-up and ramp-up of production on various fields, higher gas sales from the NCS and lower operational effects compared to the first quarter of 2014. Expected natural decline and reduced ownership shares from divestments partially offset the increase.

Total entitlement liquids and gas production [3]  was 1,878 mboe per day, up 6% from 1,770 mboe per day in the first  quarter of 2014, impacted by the increase in equity production and a lower negative effect from production sharing agreements (PSA effect) mainly as a result of the lower prices.

Net operating income  (IFRS) was negative NOK 25.6 billion in the first quarter, compared to positive NOK 51.4 billion in the first  quarter of 2014.

In the first quarter of 2015, net operating income was negatively impacted by impairment losses of NOK 46.1 billion. In the first quarter of 2014, net operating income was positively impacted by an award payment related to a commercial dispute of NOK 2.8 billion and gains from sale of assets of NOK 1.8 billion.

Adjusted earnings [5] were NOK 22.9 billion in the first quarter, down 50% compared to the first quarter of 2014 mainly a result of the significant drop in liquids prices, lower European gas prices and increased depreciation and operating costs. Higher refining margins and increased marketing and trading results partially offset the decrease in adjusted earnings.

Adjusted operating and administrative expenses increased by 11% compared to the first quarter of 2014, mainly driven by a strong USD/NOK exchange rate in combination with higher transportation and storage cost, new fields coming on stream, idle rigs and increased well plug estimates. The increase was partially offset by lower royalties caused by lower liquids and gas prices and a positive development in operating and administrative expenses as a result of the on-going cost initiatives.

The 33% increase in adjusted depreciation was mainly due to start-up and ramp-up production and the USD/NOK exchange rate development. In addition, negative revisions of proved reserves for certain assets led to increased depreciation costs compared to the first quarter of 2014.

Adjusted exploration expenses decreased by 18%, mainly due to a higher portion of current exploration expenditures being capitalised because of successful drilling in the first quarter compared to the first quarter of 2014.

Adjusted earnings	Quarters			Change
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

Adjusted total revenues and other income	121.5	148.7	169.6	(28%)

Adjusted purchases [6]	(51.2)	(70.6)	(83.2)	(38%)
Adjusted operating and selling, general and administrative expenses	(23.2)	(21.4)	(20.8)	11%
Adjusted depreciation, amortisation and net impairment losses	(21.5)	(22.3)	(16.2)	33%
Adjusted exploration expenses	(2.7)	(7.5)	(3.3)	(18%)

Adjusted earnings [5]	22.9	26.9	46.0	(50%)

Adjusted earnings after tax [5]	7.0	4.3	15.8	(56%)

Statoil 1st quarter 2015     4

Adjusted earnings after tax were NOK 7.0 billion, which reflects an effective tax rate on adjusted earnings of 69.4%, compared to 65.6% in the first quarter of 2014. The tax rate increased mainly due to high tax rates on adjusted earnings, caused by relatively higher adjusted earnings from high tax regimes, and losses including exploration expenses with no tax deductions. The increased tax on adjusted earnings was also caused by relatively higher adjusted earnings from the NCS in the first quarter of 2015, which is subject to higher than average tax rates. This was partially offset by low tax rates on adjusted earnings from Marketing, Processing & Renewable Energy in the first quarter of 2015, mainly caused by relatively higher adjusted earnings from low tax regimes.

Cash flows provided by operating activities were NOK 29.1 billion in the first quarter of 2015 compared to NOK 55.0 billion in the first quarter of 2014. Excluding working capital movements, cash flows provided by operating activities were NOK 32.9 billion in the first quarter of 2015 compared to NOK 49.6 billion in the first quarter of 2014. The decrease of NOK 16.7 billion was mainly due to falling prices, partially offset by lower taxes paid in the first quarter of 2015.

Cash flows used in investing activities were NOK 64.7 billion in the first quarter of 2015 compared to NOK 7.8 billion in the first quarter of 2014, an increase of NOK 56.9 billion, mainly due to higher investments in deposits with more than three months to maturity. Capital expenditures were NOK 30.7 billion, an increase of NOK 1.4 billion. Proceeds from sale of assets in the first quarter of 2015 of NOK 3.7 billion were mainly related to the sale of interests in the Marcellus onshore play.

Cash flows provided by financing activities were NOK 20.4 billion mainly impacted by the issuance of new debt in the first quarter of 2015 of NOK 32.1 billion, partially offset by repayment of finance debt and payment of dividends in the quarter.

OUTLOOK

•       Organic capital expenditures for 2015 (i.e. excluding acquisitions, capital leases and other investments with significant different cash flow pattern), are estimated at around USD 18 billion.

•       Statoil intends to continue to mature the large portfolio of exploration assets and estimates a total exploration activity level at around USD 3.2 billion for 2015, excluding signature bonuses.

•       Statoil expects to deliver efficiency improvements with pre-tax cash flow effects of around USD 1.7 billion from 2016.

•       Statoil’s ambition is to maintain RoACE  (Return on Average Capital Employed) at the 2013 level adjusted for price and foreign exchange level, and to keep our unit of production cost in the top quartile of our peer group.

•       For the period 2014 – 2016, organic production growth [7] is expected to come from new projects resulting in around 2% CAGR (Compound Annual Growth Rate) from a 2014 level rebased for divestments.

•       The equity production development for 2015 is estimated to be around 2% CAGR from a 2014 level rebased for divestments [7].

•       Scheduled maintenance activity  is estimated to reduce quarterly production by approximately 95 mboe per day in the second quarter of 2015, of which the majority is gas on the NCS. In total, the maintenance is estimated to reduce equity production by around 45 mboe per day for the full fiscal year 2015, of which the majority is liquids.

•       Indicative PSA (Production Sharing Agreement) effect and US royalties are estimated to be around 170 mboe per day in 2015 based on an oil price of USD 60 per barrel and 200 mboe per day based on an oil price of USD 100 per barrel.

•       Deferral of gas production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity represent the most significant risks related to the production guidance.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. For further information, see section Forward-Looking Statements.

Statoil 1st quarter 2015     5

DEVELOPMENT AND PRODUCTION NORWAY

First quarter 2015 review

Average daily production of liquids and gas increased by 4% to 1,297 mboe per day compared to the first quarter of 2014. The increase was mainly due to new fields coming on stream and higher gas sales from Oseberg and Troll. Expected natural decline on mature fields and divestments of Vega and Gjøa partially offset the increase.

Net operating income for Development and Production Norway was NOK 15.9 billion compared to NOK 34.0 billion in the first quarter of 2014.

Net operating income in the first quarter of 2015 was mainly negatively impacted by lower fair value of derivatives of NOK 2.3 billion and impairments on assets of NOK 1.1 billion.

Net operating income in the first quarter of 2014 was mainly negatively impacted by lower fair value of derivatives of NOK 0.4 billion.

Adjusted earnings were NOK 19.0 billion, down 45%. The decrease was mainly due to reduced prices on liquids and gas, partially offset by a positive USD/NOK exchange rate development and increased volumes.

The increase in adjusted depreciation was mainly due to new fields coming on stream, certain reductions in proved reserves affecting depreciations and increased organic investments. Adjusted operating and administrative expenses increased mainly due to idle rigs and increased well plugging estimates. The decrease in adjusted exploration expenses was mainly due to lower drilling activity.

Adjusted earnings	Quarters			Change
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

Adjusted total revenues and other income	38.3	44.8	50.9	(25%)

Adjusted operating and selling, general and administrative expenses	(7.0)	(7.1)	(6.7)	5%
Adjusted depreciation, amortisation and net impairment losses	(11.1)	(11.3)	(8.2)	35%
Adjusted exploration expenses	(1.2)	(2.2)	(1.8)	(34%)

Adjusted earnings [5]	19.0	24.2	34.2	(45%)

Statoil 1st quarter 2015     6

DEVELOPMENT AND PRODUCTION INTERNATIONAL

First quarter 2015 review

Average equity production of liquids and gas increased by 3% to 759 mboe per day compared to the first quarter of 2014. The increase was mainly due to ramp-up on CLOV (Angola), Bakken (US) and Leismer (Canada), partially offset by expected natural decline on various fields and farm-downs in Azerbaijan and in the US.

Average daily entitlement production of liquids and gas increased by 10% to 581 mboe per day compared to the first quarter of 2014. The increase was due to increased equity production and lower negative effect of production sharing agreements (PSA effect). The PSA effect was 134 mboe per day in the first quarter of 2015 compared to 164 mboe per day in the first quarter of 2014.

In the first quarter of 2015, Net operating income for Development and Production International was negative NOK 47.6 billion, compared to NOK 8.2 billion positive in the first quarter of 2014.

In the first quarter of 2015, net operating income was negatively impacted by net impairment losses of NOK 45.0 billion. In the first quarter of 2014 net operating income was positively impacted by a gain on sale of assets of NOK 1.7 billion.

Adjusted earnings were down from positive NOK 6.9 billion to negative NOK 2.2 billion. The decrease was mainly due to lower realised oil and gas prices in addition to increased depreciation and operating expenses, partially offset by higher entitlement production.

Adjusted depreciation increased primarily due to the USD/NOK exchange rate development in addition to higher production from start-up and ramp-up on various fields. Adjusted operating and administrative expenses increased primarily due to the USD/NOK exchange rate development in addition to portfolio changes. Production ramp-up onshore North America and start-up of the CLOV field added to the increase in first quarter of 2015. Lower royalties caused by reduced prices partially offset the increase. Adjusted exploration expenses were at the same level. Increased drilling expenses were offset by higher portion of current exploration expenditures being capitalised this period.

Adjusted earnings	Quarters			Change
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

Adjusted total revenues and other income	15.2	19.3	20.9	(27%)

Adjusted operating and selling, general and administrative expenses	(6.4)	(6.7)	(5.5)	18%
Adjusted depreciation, amortisation and net impairment losses	(9.4)	(10.1)	(7.0)	35%
Adjusted exploration expenses	(1.5)	(5.3)	(1.5)	3%

Adjusted earnings [5]	(2.2)	(2.8)	6.9	>(100%)

Statoil 1st quarter 2015     7

MARKETING, PROCESSING AND RENEWABLE ENERGY

First quarter 2015 review

Natural gas sales volumes amounted to 15.5 billion standard cubic meters (bcm), up 12% compared to the first quarter of 2014. The increase was mainly due to higher entitlement production on the Norwegian continental shelf and higher third party volumes sold. Of the total gas sales in the first quarter of 2015, entitlement gas was 12.1 bcm compared to 11.4 bcm in the first quarter of 2014.

Average invoiced European natural gas sales price decreased by 10%, mainly due to weakened LNG market and lower European gas prices. Average invoiced North American piped gas sales price decreased by 13%, due to warmer weather in the first quarter this year compared to the first quarter last year.

Net operating income for Marketing, Processing and Renewable Energy was NOK 6.4 billion compared to NOK 9.0 billion in the first quarter of 2014.

Net operating income in the first quarter of 2014 was positively impacted by a gain due to an award payment related to a commercial dispute of NOK 2.8 billion.

Adjusted earnings were NOK 6.9 billion, compared to NOK 5.9 billion in the first quarter of 2014. The increase was mainly due to significantly higher refinery margins because of an oversupplied market with low spot prices. Stronger crude, gas liquids and liquids products trading results added to the increase in the first quarter of 2015 compared to the first quarter of 2014. Lower margins for the European gas sales including LNG partially offset the increase. Adjusted operating and administrative expenses were negatively influenced by the USD/NOK foreign exchange rate development and higher transportation and storage cost, partially offset by a positive development in underlying expenses as a result of the on-going cost initiatives.

Adjusted earnings	Quarters			Change
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

Adjusted total revenues and other income	120.3	144.0	165.3	(27%)

Adjusted purchases [6]	(103.3)	(129.8)	(150.3)	(31%)
Adjusted operating and selling, general and administrative expenses	(9.4)	(8.5)	(8.5)	11%
Adjusted depreciation, amortisation and net impairment losses	(0.7)	(0.6)	(0.7)	4%

Adjusted earnings [5]	6.9	5.1	5.9	17%

Statoil 1st quarter 2015     8

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2015

CONSOLIDATED STATEMENT OF INCOME

	Quarters			Full year
(unaudited, in NOK billion)	Q1 2015	Q4 2014	Q1 2014	2014

Revenues	119.5	147.0	169.9	606.8
Net income from equity accounted investments	0.3	(0.5)	0.1	(0.3)
Other income	0.6	6.1	5.3	16.1

Total revenues and other income	120.4	152.6	175.3	622.7

Purchases [net of inventory variation]	(51.1)	(74.3)	(83.5)	(301.3)
Operating expenses	(22.7)	(15.2)	(19.0)	(72.9)
Selling, general and administrative expenses	(1.9)	(2.2)	(1.7)	(7.3)
Depreciation, amortisation and net impairment losses	(56.9)	(36.4)	(16.0)	(101.4)
Exploration expenses	(13.4)	(15.5)	(3.7)	(30.3)

Net operating income	(25.6)	9.0	51.4	109.5

Net financial items	1.3	(1.0)	0.7	(0.0)

Income before tax	(24.3)	8.0	52.2	109.4

Income tax	(11.2)	(16.9)	(28.5)	(87.4)

Net income	(35.4)	(8.9)	23.7	22.0

Attributable to equity holders of the company	(35.5)	(8.9)	23.6	21.9
Attributable to non-controlling interests	0.1	0.1	0.0	0.1

Basic earnings per share (in NOK)	(11.16)	(2.81)	7.43	6.89
Diluted earnings per share (in NOK)	(11.16)	(2.81)	7.41	6.87
Weighted average number of ordinary shares outstanding (in millions)	3,180.5	3,178.9	3,180.8	3,180.0

Statoil 1st quarter 2015     9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			Full year
(unaudited, in NOK billion)	Q1 2015	Q4 2014	Q1 2014	2014

Net income	(35.4)	(8.9)	23.7	22.0

Actuarial gains (losses) on defined benefit pension plans	1.0	(1.8)	0.0	(0.0)
Income tax effect on income and expenses recognised in OCI	(0.2)	0.8	(0.0)	0.9
Items that will not be reclassified to the Consolidated statement of income	0.8	(0.9)	0.0	0.9

Foreign currency translation differences	15.1	30.9	(4.4)	41.6
Items that may be subsequently reclassified to the Consolidated statement of income	15.1	30.9	(4.4)	41.6

Other comprehensive income	15.9	30.0	(4.4)	42.5

Total comprehensive income	(19.6)	21.1	19.3	64.5

Attributable to the equity holders of the company	(19.6)	21.0	19.3	64.4
Attributable to non-controlling interests	0.1	0.1	0.0	0.1

Statoil 1st quarter 2015     10

CONSOLIDATED BALANCE SHEET

	At 31 March	At 31 December	At 31 March
(unaudited, in NOK billion)	2015	2014	2014

ASSETS
Property, plant and equipment	554.7	562.1	498.0
Intangible assets	76.4	85.2	88.7
Equity accounted investments	11.9	8.4	7.2
Deferred tax assets	16.5	12.9	7.5
Pension assets	7.4	8.0	4.4
Derivative financial instruments	28.8	29.9	22.1
Financial investments	19.1	19.6	17.4
Prepayments and financial receivables	7.9	5.7	6.1

Total non-current assets	722.6	731.7	651.4

Inventories	24.5	23.7	21.3
Trade and other receivables	78.5	83.3	75.8
Derivative financial instruments	6.8	5.3	4.5
Financial investments	98.0	59.2	20.0
Cash and cash equivalents	70.0	83.1	131.7

Total current assets	277.8	254.8	253.3

Total assets	1,000.4	986.4	904.7

EQUITY AND LIABILITIES
Shareholders' equity	361.1	380.8	375.0
Non-controlling interests	0.4	0.4	0.5

Total equity	361.6	381.2	375.6

Finance debt	250.2	205.1	152.2
Deferred tax liabilities	66.8	71.5	72.6
Pension liabilities	28.2	27.9	22.6
Provisions	124.5	117.2	102.0
Derivative financial instruments	8.0	4.5	1.3

Total non-current liabilities	477.7	426.2	350.8

Trade and other payables	96.2	100.7	86.4
Current tax payable	44.8	39.6	60.5
Finance debt	18.7	26.5	28.8
Dividends payable	0.0	5.7	0.0
Derivative financial instruments	1.4	6.6	2.7

Total current liabilities	161.1	179.0	178.3

Total liabilities	638.8	605.2	529.1

Total equity and liabilities	1,000.4	986.4	904.7

Statoil 1st quarter 2015     11

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in NOK billion)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2013	8.0	40.3	284.5	22.7	355.5	0.5	356.0
Net income for the period			23.6		23.6	0.0	23.7
Other comprehensive income			0.0	(4.4)	(4.4)		(4.4)
Other equity transactions		(0.0)	0.3		0.3	0.0	0.3

At 31 March 2014	8.0	40.3	308.6	18.2	375.0	0.5	375.6

At 31 December 2014	8.0	40.2	268.4	64.3	380.8	0.4	381.2
Net income for the period			(35.5)		(35.5)	0.1	(35.4)
Other comprehensive income			0.8	15.1	15.9		15.9
Other equity transactions		(0.0)	0.0		(0.0)	(0.1)	(0.1)

At 31 March 2015	8.0	40.2	233.7	79.3	361.1	0.4	361.6

Statoil 1st quarter 2015     12

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarters			Full year
(unaudited, in NOK billion)	Q1 2015	Q4 2014	Q1 2014	2014

Income before tax	(24.3)	8.0	52.2	109.4

Depreciation, amortisation and net impairment losses	56.9	36.4	16.0	101.4
Exploration expenditures written off	11.0	7.4	0.8	13.7
(Gains) losses on foreign currency transactions and balances	(0.3)	(5.3)	0.6	(3.1)
(Gains) losses on sales of assets and businesses	(0.5)	(5.8)	(1.9)	(12.4)
(Increase) decrease in other items related to operating activities	4.6	1.4	1.3	3.9
(Increase) decrease in net derivative financial instruments	(2.0)	(0.9)	(1.3)	(2.8)
Interest received	0.9	0.4	0.5	2.1
Interest paid	(0.6)	(0.7)	(0.7)	(3.4)

Cash flows provided by operating activities before taxes paid and working capital items	45.8	40.9	67.4	208.8

Taxes paid	(12.9)	(30.8)	(17.8)	(96.6)

(Increase) decrease in working capital	(3.8)	17.3	5.4	14.2

Cash flows provided by operating activities	29.1	27.3	55.0	126.5

Capital expenditures and investments	(30.7)	(33.1)	(29.3)	(122.6)
(Increase) decrease in financial investments	(37.7)	(14.5)	18.1	(12.7)
(Increase) decrease in other non-current items	0.0	(0.0)	0.6	0.8
Proceeds from sale of assets and businesses	3.7	11.4	2.9	22.6

Cash flows used in investing activities	(64.7)	(36.2)	(7.8)	(112.0)

New finance debt	32.1	20.5	0.0	20.6
Repayment of finance debt	(11.1)	(5.9)	(0.0)	(9.7)
Dividend paid	(5.7)	(5.7)	0.0	(33.7)
Net current finance debt and other	5.2	(2.5)	1.2	(0.3)

Cash flows provided by (used in) financing activities	20.4	6.5	1.2	(23.1)

Net increase (decrease) in cash and cash equivalents	(15.1)	(2.4)	48.5	(8.6)

Effect of exchange rate changes on cash and cash equivalents	2.7	7.0	(2.0)	5.7
Cash and cash equivalents at the beginning of the period (net of overdraft)	82.4	77.8	85.3	85.3

Cash and cash equivalents at the end of the period (net of overdraft)	70.0	82.4	131.7	82.4

At 31 March 2015 and 2014 Cash and cash equivalents included a net bank overdraft that was rounded to zero. At 31 December 2014 Cash and cash equivalents included a net bank overdraft of NOK 0.7 billion.

Statoil 1st quarter 2015     13

Notes to the condensed interim financial statements

1 Organisation and basis of preparation

General information and organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Statoil group’s (Statoil's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (US).

All Statoil's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary of Statoil ASA. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

Statoil's condensed interim financial statements for the first quarter of 2015 were authorised for issue by the board of directors on 29 April 2015.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact Statoil's financial statements for the periods presented. A description of the significant accounting policies applied is included in the Statoil annual financial statements for 2014 and applies to these condensed interim financial statements.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Statoil's operations are managed through the following operating segments: Development and Production Norway (DPN), Development and Production North America (DPNA), Development and Production International (DPI), Marketing, Processing and Renewable Energy (MPR) and Other.

Statoil reports its business through reporting segments which correspond to the operating segments, except for the operating segments DPI and DPNA which have been aggregated into one reporting segment, Development and Production International. This aggregation has its basis in similar economic characteristics, the nature of products, services and production processes, the type and class of customers and the methods of distribution.

The Eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2015 and 2014 is presented below. The reported measure of segment profit is Net operating income. Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

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(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First quarter 2015
Revenues third party and other income	(2.1)	2.3	119.2	0.7	-	120.1
Revenues inter-segment	39.2	12.8	0.5	0.0	(52.5)	0.0
Net income from equity accounted investments	0.0	0.1	0.2	(0.0)	-	0.3

Total revenues and other income	37.1	15.2	119.8	0.7	(52.5)	120.4

Net operating income	15.9	(47.6)	6.4	(0.4)	0.0	(25.6)

Significant non-cash items recognised
- Depreciation and amortisation	11.1	9.4	0.7	0.3	-	21.5
- Net impairment losses (reversals)	1.1	34.3	0.0	0.0	-	35.5
- Unrealised (gain) loss on earn-out agreements	2.3	0.0	0.0	0.0	-	2.3
- Exploration expenditures written off	0.2	10.8	0.0	0.0	-	11.0

Equity accounted investments	0.3	5.3	6.2	0.1	-	11.9
Non-current segment assets	264.5	319.1	42.4	5.2	-	631.1
Non-current assets, not allocated to segments						79.6

Total non-current assets						722.6

Additions to PP&E, intangibles and equity accounted investments	12.6	17.3	1.6	0.1	-	31.7

(in NOK billion)	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other	Eliminations	Total

First quarter 2014
Revenues third party and other income	0.6	6.3	168.1	0.2	-	175.2
Revenues inter-segment	49.7	16.5	0.3	0.0	(66.6)	0.0
Net income from equity accounted investments	0.0	(0.0)	0.1	(0.0)	-	0.1

Total revenues and other income	50.4	22.8	168.6	0.2	(66.6)	175.3

Net operating income	34.0	8.2	9.0	(0.9)	1.1	51.4

Significant non-cash items recognised
- Depreciation and amortisation	8.2	7.0	0.7	0.3	-	16.2
- Net impairment losses (reversals)	0.0	0.0	(0.2)	0.0	-	(0.2)
- Unrealised (gain) loss on derivatives	0.4	0.0	(0.1)	0.0	-	0.2
- Exploration expenditures written off	0.4	0.4	0.0	0.0	-	0.8

Equity accounted investments	0.2	4.6	2.2	0.2	-	7.2
Non-current segment assets	254.0	287.3	40.7	4.6	-	586.7
Non-current assets, not allocated to segments						57.5

Total non-current assets						651.4

Additions to PP&E, intangibles and equity accounted investments	14.9	13.9	1.1	0.2	-	30.1

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In the first quarter of 2015 Statoil recognised impairment losses of NOK 46.1 billion, of which NOK 1.1 billion was recognised in the DPN segment and NOK 45.0 billion in the DPI segment. Of the impairment losses in the DPI segment, NOK 30.4 billion, including goodwill of NOK 4.2 billion, relates to unconventional onshore assets in North America. Of the remaining NOK 14.6 billion, relating to conventional upstream assets, NOK 11.2 billion relates to assets in the Gulf of Mexico. See also note 6 Property, plant and equipment and Intangible assets.

The DPN segment was negatively impacted by a NOK 2.3 billion reduction in the fair value of certain earn-out agreements caused by the change in Statoil’s long-term economic planning assumptions.

In the first quarter of 2014 an award payment of NOK 2.8 billion related to a commercial dispute was recognised in the MPR segment and presented as Other income in the Consolidated statement of income.

In the first quarter of 2014 Statoil recognised a gain of NOK 1.8 billion on the sale of a 3.33% working interest in the Shah Deniz project and the South Caucasus Pipeline. The gain was recognised in the DPI and MPR segments in the Consolidated statement of income as Other income with NOK 1.7 billion and NOK 0.1 billion, respectively.

Revenues by geographic areas

When attributing Revenues third party and other income to the country of the legal entity executing the sale for the first quarter of 2015, Norway constitutes 79% and the US constitutes 13%.

Non-current assets by country

	At 31 March	At 31 December	At 31 March
(in NOK billion)	2015	2014	2014

Norway	292.8	289.6	277.0
US	157.7	182.9	158.1
Angola	53.9	51.3	46.2
Brazil	31.4	29.5	24.4
Azerbaijan	27.3	23.6	18.7
UK	18.6	19.7	14.9
Canada	18.5	17.6	19.3
Algeria	12.9	11.8	9.1
Other countries	29.8	29.5	26.2

Total non-current assets*	643.0	655.6	593.9

* Excluding deferred tax assets, pension assets and non-current financial assets.

3 Dispositions

Sale of interests in the Marcellus onshore play

In the first quarter of 2015 the transaction between Statoil and Southwestern Energy, reducing Statoil’s average working interest in the non-operated southern Marcellus onshore play from 29% to 23%, for which the agreement had been entered into in the fourth quarter of 2014, was closed. The transaction was recognised in the DPI segment in the first quarter of 2015, with no impact on the Consolidated statement of income. Proceeds from the sale were NOK 2.8 billion (USD 0.4 billion).

Agreement to sell interests in the Shah Deniz project and the South Caucasus Pipeline

In October 2014 Statoil entered into an agreement with Petronas to sell its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline. The transaction will be recognised in the DPI and MPR segment. Upon closing of the transaction, which is expected in the second quarter, a gain will be recognised.

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4 Financial items

	Quarters			Full year
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	2014

Net foreign exchange gains (losses)	0.3	(2.8)	0.4	(2.2)
Interest income and other financial items	1.3	1.3	0.7	4.0
Gains (losses) derivative financial instruments	1.6	2.2	1.5	5.8
Interest and other finance expenses	(1.8)	(1.7)	(1.8)	(7.6)

Net financial items	1.3	(1.0)	0.7	(0.0)

In the first quarter of 2015 Statoil issued 4-20 years maturity bonds for a total amount of NOK 32.1 billion. The bonds were issued in EUR and swapped into USD.

All of the bonds are unconditionally guaranteed by Statoil Petroleum AS.

5 Income tax

	Quarters			Full year
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	2014

Income before tax	(24.3)	8.0	52.2	109.4
Income tax	(11.2)	(16.9)	(28.5)	(87.4)
Equivalent to a tax rate of	(46.1%)	210.3%	54.6%	79.9%

The high tax rate for the first quarter of 2015 was primarily influenced by impairments with lower than average tax rates. The high tax rate was partially offset by tax effect of foreign exchange losses in entities that are taxable in other currencies than the functional currency this quarter.

The tax rate for the first quarter of 2014 was primarily influenced by relatively high income from companies with lower than average tax rates, including the tax exempted sale of interests in the Shah Deniz project and an arbitration award. The tax rate was also influenced by the recognition of a non-cash tax income following a verdict in the Norwegian Supreme Court in February 2014.

6 Property, plant and equipment and intangible assets

(in NOK billion)	Property, plant and equipment	Intangible assets

Balance at 31 December 2014	562.1	85.2
Additions	31.4	3.5
Transfers	1.0	(1.0)
Disposals and reclassifications 1)	(7.1)	(1.7)
Expensed exploration expenditures and impairment losses	-	(11.0)
Depreciation, amortisation and net impairment losses	(52.7)	(4.2)
Effect of foreign currency translation adjustments	20.1	5.7

Balance at 31 March 2015	554.7	76.4

1)  Includes NOK 5.8 billion related to a change in the classification of Statoil’s investment in the Sheringham Shoal Windfarm (Scira Offshore Energy Ltd) from joint operation (pro-rata line by line consolidation) to joint venture (equity method).

Impairments

Due to the uncertainty in the commodity markets which is assumed to impact oil and gas prices in the long term, Statoil’s management decided in the first quarter of 2015 to change Statoil’s long-term economic planning assumptions. The reduced price forecasts triggered impairment tests which resulted in the recognition of NOK 46.1 billion in impairment losses in the first quarter of 2015. In the impairment calculations, Statoil generally use observed forward oil and gas price curves for the first two to three years and the long term economic

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planning assumptions for the periods thereafter. The recently updated long term Brent crude price assumption is USD 80/boe (real 2015 terms) for 2018, and gradually increasing.

(in NOK billion)	Property, plant and equipment	Intangible assets	Total

Producing and development assets	31.3	10.4	41.7
Goodwill	0.0	4.2	4.2
Acquisition costs related to oil and gas prospects	0.0	0.2	0.2

Total net impairment losses recognised	31.3	14.8	46.1

The impairment losses have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets’ nature of Property, plant and equipment and Intangible assets, respectively. Recoverable amounts in the impairment assessments have been based on value in use as well as fair value less costs of disposal. The fair value estimates have been based on various market parameters derived from relevant transactions and assumed to be applied by market participants in the current market environment. See also note 2 Segments.

7 Provisions, commitments, contingent liabilities and contingent assets

During the normal course of its business Statoil is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Subsequent events

On 29 April 2015 the board of directors resolved to declare a dividend for the first quarter of 2015 of NOK 1.80 per share. The shares will trade ex-dividend on 14 August 2015 on the Oslo Stock Exchange (OSE) and 13 August 2015 for American depositary receipt (ADR) holders at the New York Stock Exchange (NYSE). Proposed dividend of NOK 1.80 per share for the fourth quarter of 2014 is expected to be adopted by the annual general meeting of shareholders on 19 May 2015 and the shares will trade ex-dividend on 20 May 2015 on OSE and 19 May 2015 for ADR holders at NYSE.

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Supplementary disclosures

OPERATIONAL DATA

	Quarters			Change
Operational data	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

Prices
Average Brent oil price (USD/bbl)	53.9	76.6	108.2	(50%)
DPN average liquids price (USD/bbl)	50.1	68.5	100.9	(50%)
DPI average liquids price (USD/bbl)	42.7	64.3	96.4	(56%)
Group average liquids price (USD/bbl)	47.0	66.9	99.2	(53%)
Group average liquids price (NOK/bbl) [1]	364.5	458.9	604.4	(40%)
Transfer price natural gas (NOK/scm) [9]	1.74	1.70	1.83	(5%)
Average invoiced gas prices - Europe (NOK/scm) [8]	2.32	2.36	2.57	(10%)
Average invoiced gas prices - North America (NOK/scm) [8]	1.29	0.93	1.49	(13%)
Refining reference margin (USD/bbl) [2]	7.1	5.7	2.1	>100%

Entitlement production (mboe per day)
Development and Production Norway entitlement liquids production	599	619	600	(0%)
Development and Production International entitlement liquids production	445	426	356	25%
Group entitlement liquids production	1,044	1,045	956	9%
Development and Production Norway entitlement gas production	698	712	645	8%
Development and Production International entitlement gas production	136	175	170	(20%)
Group entitlement gas production	834	886	814	2%
Total entitlement liquids and gas production [3]	1,878	1,932	1,770	6%

Equity production (mboe per day)
Development and Production Norway equity liquids production	599	619	600	(0%)
Development and Production International equity liquids production	582	560	514	13%
Group equity liquids production	1,181	1,179	1,114	6%
Development and Production Norway equity gas production	698	712	645	8%
Development and Production International equity gas production	177	213	220	(19%)
Group equity gas production	875	925	864	1%
Total equity liquids and gas production [4]	2,056	2,103	1,978	4%

Marketing, Processing and Renewable Energy sales volumes
Crude oil sales volumes (mmbl)	202.0	213.0	207.0	(2%)
Natural gas sales Statoil entitlement (bcm)	12.1	12.6	11.4	6%
Natural gas sales third-party volumes (bcm)	3.4	2.1	2.4	39%

EXCHANGE RATES

	Quarters			Change
Exchange rates	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

USDNOK average daily exchange rate	7.76	6.86	6.10	27%
USDNOK period-end exchange rate	8.09	7.43	5.99	35%
EURNOK average daily exchange rate	8.73	8.58	8.35	5%
EURNOK period-end exchange rate	8.70	9.04	8.26	5%

EXPLORATION EXPENSES

Adjusted exploration expenses	Quarters			Change
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

Development and Production Norway exploration expenditures (activity)	1.6	2.2	2.3	(32%)
Development and Production International exploration expenditures (activity)	3.9	7.8	2.3	68%

Group exploration expenditures (activity)	5.5	10.1	4.7	18%
Expensed, previously capitalised exploration expenditure	0.4	1.4	0.4	(6%)
Capitalised share of current period's exploration activity	(3.2)	(2.0)	(1.8)	76%
Impairment/reversal of impairment	10.6	6.0	0.4	>100%

Exploration expenses IFRS	13.4	15.5	3.7	>100%

Adjustments	(10.6)	(8.0)	(0.4)	-

Adjusted exploration expenses	2.7	7.5	3.3	(18%)

NET ADJUSTED FINANCIAL ITEMS 2015

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the first quarter of 2015
(in NOK billion)

Financial items according to IFRS	1.3	0.3	1.6	(1.8)	1.3	3.6	4.9

Foreign exchange (FX) impacts (incl. derivatives)	(0.1)	(0.3)			(0.4)
Interest rate (IR) derivatives			(1.6)		(1.6)

Adjusted financial items excluding FX and IR derivatives	1.2	0.0	0.0	(1.8)	(0.6)	(0.1)	(0.7)

NET ADJUSTED FINANCIAL ITEMS 2014

	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax

Net adjusted financial items in the first quarter of 2014
(in NOK billion)

Adjusted financial items excluding FX and IR derivatives	0.8	0.0	0.0	(1.8)	(1.0)	0.9	(0.1)

ADJUSTED EARNINGS AFTER TAX BY SEGMENT [5]

	First quarter
		2015			2014
(in NOK billion)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax

Development and Production Norway	19.0	(13.3)	5.7	34.2	(25.2)	9.0
Development and Production International	(2.2)	(0.8)	(3.0)	6.9	(3.0)	3.9
Marketing, Processing & Renewable Energy	6.9	(2.0)	4.9	5.9	(2.4)	3.5
Other	(0.8)	0.3	(0.5)	(0.9)	0.4	(0.6)

Group	22.9	(15.8)	7.0	46.0	(30.2)	15.8

Effective tax rates on adjusted earnings			69.4%			65.6%

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CAPITAL SPENDING

Gross investments	Quarters			Change
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

Development and Production Norway	12.6	12.0	14.9	(15%)
Development and Production International	17.3	17.2	13.9	25%
Marketing, Processing and Renewable Energy	1.6	2.4	1.1	43%
Other	0.1	0.1	0.2	(56%)

Gross investments 1)	31.7	31.7	30.1	5%

1)  Defined as additions to Property, plant and equipment (including capitalised finance leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies.

FINANCIAL INDICATORS

	At 31 March	At 31 December	At 31 March	Change 31 March vs
(in NOK billion)	2015	2014	2014	31 March

Gross interest-bearing debt 1)	268.9	231.6	181.1	87.8
Net interest-bearing debt adjusted 2)	114.0	95.6	41.5	72.5
Net debt to capital employed ratio 2)	21.8%	19.0%	7.3%
Net debt to capital employed ratio adjusted 2)	24.0%	20.0%	10.0%
Current financial investments	98.0	59.2	20.0	77.9
Cash and cash equivalents	70.0	83.1	131.7	(61.6)

1) Defined as non-current and current finance debt.

2)  In the calculation of adjusted net interest-bearing debt, we make certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

	Quarters
HSE	Q1 2015	Q4 2014	Q1 2014

Total recordable injury frequency (number)	3.0	2.7	2.8
Serious incident frequency (SIF)	0.7	0.6	0.6
Accidental oil spills (number)	53	36	55
Accidental oil spills (cubic metres)	2	37	43

IMPAIRMENTS

Impairments in the first quarter of 2015	Depreciation and amortisation	Exploration expenditures
(in NOK billion)			Total

Unconventional upstream assets North America	19.8	10.6	30.4
Conventional upstream assets Gulf of Mexico	11.2	0.0	11.2
Conventional upstream assets other regions	4.5	0.0	4.5

Total net impairment losses recognised	35.5	10.6	46.1

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USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2014 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

•       Adjusted earnings (including Adjusted revenues and other income, Adjusted purchases, Adjusted operating expenses and selling, general and administrative expenses, Adjusted depreciation, amortisation and net impairment losses and Adjusted exploration expenses)

•       Adjusted earnings after tax

•       Return on average capital employed after tax (ROACE)

•       Production cost per boe

•       Net interest-bearing debt adjusted

•       Net debt to capital employed ratio

•       Net debt to capital employed ratio adjusted

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings adjusts for the following items:

•         Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent considerations, carried at fair value. The accounting impacts of the aforementioned are excluded in Adjusted Earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading activities, where only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.

•         Periodisation of inventory hedging effect: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lowest of cost and market price. If market prices increase over cost price, there will be a loss in the IFRS profit & loss statement since the derivatives always reflects changes in the market price. An adjustment is made to reflect the unrealised market value on the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease under cost price, the write-down and the derivative effect in the IFRS profit & loss statement will offset each and no adjustment is done.

•         Over/underlift  is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting program and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management believes better reflects operational performance.

•         Statoil holds operational storage which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realized gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.

•         Impairment and  reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the Exploration expenses and the Depreciation, amortization and impairment line items.

•         Gain or loss from sales is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

•         Internal unrealised profit on inventories: Volumes derived from equity oil on inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact Net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

•         Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the change in functional currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group

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companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post-tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

The calculated net debt to capital employed ratio is viewed by Statoil as providing a more complete picture of the Group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to gross interest-bearing debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the Group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

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Calculation of capital employed and net debt to capital employed ratio		At 31 March	At 31 December	At 31 March
(in NOK billion, except percentages)		2015	2014	2014

Shareholders' equity		361.1	380.8	375.0
Non-controlling interests		0.4	0.4	0.5

Total equity	A	361.6	381.2	375.6

Current finance debt		18.7	26.5	28.8
Non-current finance debt		250.2	205.1	152.2

Gross interest-bearing debt	B	268.9	231.6	181.1

Cash and cash equivalents		70.0	83.1	131.7
Current financial investments		98.0	59.2	20.0

Cash and cash equivalents and financial investment	C	168.0	142.3	151.7

Net interest-bearing debt before adjustments	B1 = B-C	100.9	89.2	29.4

Other interest-bearing elements 1)		9.2	8.0	5.9
Marketing instruction adjustment 2)		(1.8)	(1.6)	(1.3)
Adjustment for project loan 3)		(0.1)	(0.1)	(0.2)

Net interest-bearing debt adjusted	B2	108.1	95.6	33.8

Normalisation for cash-build up before tax payment (50% of Tax Payment) 4)		5.9	0.0	7.7

Net interest-bearing debt adjusted	B3	114.0	95.6	41.5

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt	A+B1	462.4	470.4	404.9
Capital employed before normalisation for cash build up for tax payment	A+B2	469.7	476.7	409.3
Capital employed adjusted	A+B3	475.6	476.7	417.1

Calculated net debt to capital employed:
Net debt to capital employed before adjustments	(B1) / (A+B1)	21.8%	19.0%	7.3%
Net debt to capital employed before normalisation for tax payment	(B2) / (A+B2)	23.0%	20.0%	8.2%
Net debt to capital employed adjusted	(B3) / (A+B3)	24.0%	20.0%	10.0%

1)          Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring A.S. classified as current financial investments.

2)          Adjustment to gross interest-bearing debt due to the Norwegian state`s financial interest (SDFI) part of the financial lease in the Snøhvit vessels which are included in Statoil’s Consolidated balance sheet.

3)          Adjustment to gross interest-bearing debt due to the Baku-Tbilisi-Ceyhan project loan structure.

4)          Normalisation for cash-build-up before tax payment adjusts to exclude 50% of the cash-build-up related to tax payments due in the beginning of February, April, August, October and December, which were NOK 11.8 billion and NOK 15.5 billion as of March 2015 and 2014, respectively.

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Reconciliation of net operating income to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Items impacting net operating income in the first quarter of 2015	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
(in NOK billion)

Net operating income	(25.6)	15.9	(47.6)	6.4	(0.3)

Total revenues and other income	1.1	1.1	(0.0)	0.5	(0.5)
Changes in fair value of derivatives	2.4	2.3	0.0	0.1	0.0
Periodisation of inventory hedging effect	0.4	0.0	0.0	0.4	0.0
Over-/underlift	(1.2)	(1.2)	(0.0)	0.0	0.0
Gain/loss on sale of assets	(0.5)	0.0	0.0	0.0	(0.5)

Purchases [net of inventory variation]	(0.1)	0.0	0.0	(0.1)	0.0
Operational storage effects	(0.1)	0.0	0.0	(0.1)	0.0

Operating expenses	1.4	0.9	0.5	0.1	0.0
Over-/underlift	1.1	0.7	0.5	0.0	0.0
Other Adjustments	0.3	0.2	0.0	0.1	0.0

Depreciation, amortisation and impairment	35.4	1.1	34.3	0.0	0.0
Impairment	35.4	1.1	34.3	0.0	0.0

Exploration expenses	10.6	0.0	10.6	0.0	0.0
Impairment	10.6	0.0	10.6	0.0	0.0

Sum of adjustments to net operating income	48.5	3.1	45.4	0.5	(0.5)

Adjusted earnings	22.9	19.0	(2.2)	6.9	(0.8)

Tax on adjusted earnings	(15.8)	(13.3)	(0.8)	(2.0)	0.3

Adjusted earnings after tax	7.0	5.7	(3.0)	4.9	(0.5)

Items impacting net operating income in the first quarter of 2014	Statoil group	Development and Production Norway	Development and Production International	Marketing, Processing and Renewable Energy	Other
(in NOK billion)

Net operating income	51.4	34.0	8.2	9.0	0.2

Sum of adjustments to net operating income	(5.4)	0.2	(1.3)	(3.2)	(1.1)

Adjusted earnings	46.0	34.2	6.9	5.9	(0.9)

Tax on adjusted earnings	(30.2)	(25.2)	(3.0)	(2.4)	0.4

Adjusted earnings after tax	15.8	9.0	3.9	3.5	(0.6)

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Adjusted earnings Marketing, Processing and Renewable Energy break down

Adjusted earnings break down	Quarters			Change
(in NOK billion)	Q1 2015	Q4 2014	Q1 2014	Q1 on Q1

Natural Gas Europe	2.1	3.8	2.9	(28%)
Natural Gas US	1.4	0.4	1.2	20%
Liquids	1.5	(0.9)	1.1	39%
Other	1.8	1.8	0.7	>100%

Adjusted earnings Marketing, Processing and Renewable Energy	6.9	5.1	5.9	17%

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income		Quarters
(in NOK billion)		Q1 2015	Q1 2014

Net operating income (NOI)	A	(25.6)	51.4
Tax on NOI	B	14.8	28.4

NOI after tax	C = A-B	(40.4)	23.0

Adjustments	D	48.5	(5.4)
Tax on adjustments	E	1.0	1.8

Adjusted earnings after tax	F = C+D-E	7.0	15.8

Net financial items	G	1.3	0.7
Tax on net financial items	H	(3.6)	0.1

Net income	I = C+G-H	(35.4)	23.7

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FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition",   "continue", "could", "estimate", "expect", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; research and development initiatives and strategy; projections and future impact related to efficiency programs, market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned maintenance (and the effects thereof); oil and gas production forecasts and reporting; domestic and international growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; technological innovation, implementation, position and expectations; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated lease payments, gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; the sovereign debt situation in Europe; global political events and actions, including war, terrorism and sanctions; security breaches; situation in Ukraine; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2014, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

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END NOTES

1.    The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.    The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.    Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.    Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the license. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil. As of fourth quarter 2013, entitlement production from the upstream segment in the US is presented net of royalties. Historical information is aligned with the current presentation to provide comparable figures.

5.    These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP financial measures" for details.

6.    Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered to be at an arms-length basis.

7.    The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.    The Group's average invoiced gas prices include volumes sold by the Marketing, Processing and Renewable energy (MPR) segment.

9.    The internal transfer price paid from MPR to DPN.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA

(Registrant)

Dated: 30 April 2015

By: ___/s/ Torgrim Reitan

Name: Torgrim Reitan

Title:    Chief Financial Officer

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